UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               Caneum, Inc.
                             (Name of Issuer)


                       Common Stock, par value $.001
                     Options to purchase common stock
                      (Title of Class of Securities)


                                137515 10 2
                              (CUSIP Number)


                              Alan Knitowski
                               52 Timor Sea
                         Newport Coast, CA   92657
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 29, 2003
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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

CUSIP No.  137515 10 2
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alan Knitowski

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b)   X

3.   SEC Use Only

4.   Source of Funds (See Instructions) PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power           83,333(1)
     8.   Shared Voting Power        325,000(2)
     9.   Sole Dispositive Power      83,333(1)
     10.  Shared Dispositive Power   325,000(2)
     (1) The shares represent shares underlying options that are exercisable within 60 days. The Reporting Person was granted a total of 1,000,000 options on August 14, 2003 that vest as follows:
     (i) one-twelfth (1/12th) immediately as a result of the gross revenue for the quarter ended June 30, 2003, exceeding the gross revenue generated during the quarter ended March 31, 2003; (ii) beginning with the operating quarter ending September 30, 2003, one-twelfth (1/12th) each operating quarter in which the gross revenue for such quarter exceeds the gross revenue of the prior quarter, and/or one-twelfth (1/12th) for each $250,000 in gross revenue generated cumulatively in the aggregate since inception of the company; and (iii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan of the Issuer.
     (2) These shares are held in a family trust of which the Reporting Person and his wife are trustees.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     408,333

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     13.4%

14.  Type of Reporting Person (See Instructions)

     IN

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

CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Knitowski Family Trust UDT dated 8/3/00       ###-##-####

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) _____
     (b)   X

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         California

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          -0-
     8.   Shared Voting Power        325,000
     9.   Sole Dispositive Power     -0-
     10.  Shared Dispositive Power   325,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     325,000

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     11.0%

14.  Type of Reporting Person (See Instructions)

     OO

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Item 1.  Security and Issuer

     Common stock, par value $.001, and options to purchase common stock Caneum, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.  Identity and Background

     (a)  Alan Knitowski
     (b)  52 Timor Sea
          Newport Coast, CA   92657
     (c)  Chairman of Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States


     (a)  The Knitowski Family Trust UDT dated 8/3/00
     (b)  52 Timor Sea
          Newport Coast, CA   92657
     (c)  Not Applicable
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  California

Item 3.  Source and Amount of Funds or Other Consideration

     The shares of common stock were issued as a bonus for Mr. Knitowski becoming a director and in a private offering using personal funds of Mr. Knitowski. The shares were subsequently issued in the name of the family trust. Options were granted for performance of Mr. Knitowski and will vest potentially on a quarterly basis.

Item 4.  Purpose of Transaction

     The shares of common stock were issued as a bonus for Mr. Knitowski becoming a director and as an investment in the Issuer by Mr. Knitowski. The options were granted as compensation for performance by Mr. Knitowski. Other than additional issuances of stock and granting of options for performance per an employment agreement yet to be completed, the Reporting Persons have no present plan or proposal which would relate to or would result in any of the events listed below:

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

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) Together the Reporting Persons beneficially own a total of 408,333 shares representing 13.4%.
     (b) Mr. Knitowski has sole voting and dispositive power over 83,333 shares which represent shares underlying options that are exercisable within 60 days. Mr. Knitowski was granted a total of 1,000,000 options on August 14, 2003 that vest as follows:
          (i) one-twelfth (1/12th) immediately as a result of the gross revenue for the quarter ended June 30, 2003, exceeding the gross revenue generated during the quarter ended March 31, 2003;
          (ii) beginning with the operating quarter ending September 30, 2003, one-twelfth (1/12th) each operating quarter in which the gross revenue for such quarter exceeds the gross revenue of the prior quarter, and/or one-twelfth (1/12th) for each $250,000 in gross revenue generated cumulatively in the aggregate since inception of the company; and (iii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance
          Plan of the Issuer. Mr. Knitowski and the family trust share voting and dispositive power over 325,000 shares.

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

     (c) Mr. Knitowski was issued 225,000 shares of common stock as a bonus for becoming a director on April 29, 2003, and purchased 100,000 shares in a private offering of the Issuer on May 27, 2003. These shares were subsequently transferred to the family trust. Mr. Knitowski was granted options to purchase common stock for performance on August 14, 2003.
     (d)  Wife, Kelly D. Knitowski, is also a trustee of the family trust.
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.  Material to Be Filed as Exhibits

     None

                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 11, 2003               Date:  September 11, 2003

/s/ Alan Knitowski                      /s/ Alan Knitowski
Alan Knitowski                          Alan Knitowski/Trustee
                                        The Knitowski Family Trust


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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